

Delivered, Inc is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Minority-ownedImmigrant-owned
Delivered, Inc

Cannabis Business

75 Green St
Clinton, MA 01510
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Delivered, Inc is seeking investment to complete buildout and begin operating the first cannabis home delivery operator businesses in MA.
Renovating LocationGenerating Revenue
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Delivered, Inc is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Delivered "OG" Invest $250 or more to qualify. Unlimited available

Be one of the first to invest $1,000 or more and have your name included in our mural!

Delivered "Partner" Invest $5,000 or more to qualify. 5 of 5 remaining

Ever dreamed of having a cannabis product named after you? Well here's your chance! Be of the first people to invest $5,000 or more and you earn the right to name one of our products!

This is a preview. It will become public when you start accepting investment.

Delivered, Inc. ("Delivered"), is a Provisionally Licensed, adult-use cannabis home delivery company in Massachusetts. Our second Provisional License is pending, making us the first, and only, delivery company in Massachusetts with two locations. Our locations are strategically located to target the second and third largest metropolitan regions in Massachusetts, in addition to being a short hour's drive away from Boston.

The Plan

Delivered will carry the best cannabis products offered in Massachusetts whiling providing a convenient and sustainable cannabis home delivery service. Our core beliefs are convenience, sustainability, and inclusivity.

Our Delivery Operator License will allow us to purchase cannabis and cannabis products at wholesale directly from cultivators and product manufacturers. We will then sell and deliver these products directly through our website and with our fleet of delivery vehicles. Products sold will also included an in-house, white-labeled brand and smoking accessories.

Orders will be placed online. Customers will choose when they want the product delivered. Our dispatch team will process and fulfill orders from our warehouses.

Locations

Our first delivery warehouse will open in Clinton, Massachusetts. As our team has deep roots in the Worcester County community, this market is the perfect market to begin delivering. In addition, this region is the second largest metropolitan region of Massachusetts. We will be a short hour's drive away from Boston, MA.

Our second warehouse will open in Holyoke, Massachusetts. We will leverage the revenue from our Clinton warehouse to complete the buildout of this facility. We expect this location to open approximately 6 months after our Clinton warehouse.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
PITCH DECK
This is a preview. It will become public when you start accepting investment.
MAY 2020
Incorporated

Delivered, Inc incorporated in the Commonwealth of Massachusetts.

JUNE 2021

Secured property interests for our Holyoke Warehouse.

JULY 2021

Secured our Host Community Agreement with the City of Holyoke.

SEPTEMBER 2021

Received our Pre-Certification from the Cannabis Control Commission of Massachusetts (CCC).

OCTOBER 2021
Capital Raise

Secured six-figure seed funding from friends and family.

OCTOBER 2021

Completed purchase of our Holyoke Warehouse.

JANUARY 2022

Received Provisional License from the CCC for our Holyoke Warehouse.

MARCH 2022

Secured rights to Clinton Warehouse, our second delivery warehouse.

JUNE 2022

Received HCA for our Clinton Warehouse.

JULY 2022

Received Special Permit from City of Holyoke.

AUGUST 2022

Received Special Permit from Town of Clinton for second warehouse.

NOVEMBER
Opened

Expected opening month for Clinton Warehouse

This is a preview. It will become public when you start accepting investment.

THE TEAM

Ruben Seyde
Co-Founder & Co-CEO

Ruben is a participant of the Cannabis Control Commission's Social Equity Program. Through this program, Ruben received training in all aspects of cannabis business ownership in Massachusetts and insight into the Commission's license adjudication process. Ruben is a graduate of Boston University (Class of '18) and has over a decade of experience in administration and operations. Ruben is passionate for cannabis and business.

Jackson Mejia
Co-Founder & Co-CEO

Jackson was a corporate attorney for Weil, Gotshal & Manges and Latham & Watkins, two of the largest law firms in the world. In his legal practice, Jackson represented clients ranging from start-ups to mature public companies in a variety of corporate and transactional matters. In addition, Jackson founded, operated, and exited a bar in Worcester, MA called El Rincon, which is still operating today.

Prior to attending Boston University School of Law, Jackson successfully founded and operated El Rincon, a bar in the city of Worcester, MA.

Gabriel Castano
Chief Operating Officer

Gabriel migrated to the United States at the age of 20 with nothing to his name other than the clothes on his back. Through the next 25 years, learned how to maneuver through life and business, building a real estate empire for himself and becoming a self-made millionaire by the age of 30. Gabriel scaled and operated his real estate empire by himself, learning about business as he went along. Today, his real estate empire is on auto-drive, allowing Gabriel to focus his time on Delivered.

Tut Liu
Marketing and Community Engagement

Tut is a seasoned marketing expert with over 2 decades of experience working with small businesses in the Greater Worcester area providing social media management and marketing as well as various media marketing solutions.

Tut is also a life long and passionate community organizer and is even the founder of Worcester Youth Center and Coalition, an educational, recreational, and social facility for youth between the ages of 14 and 24.

Caitlin Carini
HR and Legal

Caitlin was an in-house corporate attorney for one of the country's leading freelancing platforms. Caitlin brings a whole range of legal experience to the team, including extensive experience in the field of federal and state employment law.

Caitlin received an undergraduate and master's degree from New York University and her law degree from Boston University School of Law.

This is a preview. It will become public when you start accepting investment.

Q&A

Why are you raising capital and why is now a good time?

Delivered is one of the strongest positioned cannabis Delivery Operators in Massachusetts. With two strategically located warehouses and enough money in the bank to become operational, we are ready to begin delivering cannabis as soon as we get the OK from the State. But we figure, why start with a limited budget when we can instead launch with a bang? That is why we are raising capital, to solidify our position as the strongest delivery operator in Massachusetts. Any capital raised will be used to begin scaling from Day 1.

What are the main challenges for this businesses?

The main challenges are all of the regulatory burdens. If it wasn't for the extreme requirements, we would've been operational months ago. We are at the mercy of bureaucrats with limited business experience, let alone cannabis experience.

Why are you raising capital and why is now a good time?

Delivered is one of the strongest positioned cannabis Delivery Operators in Massachusetts. With two strategically located warehouses and enough money in the bank to become operational, we are ready to begin delivering cannabis as soon as we get the OK from the State. But we figure, why start with a limited budget when we can instead launch with a bang? That is why we are raising capital, to solidify our position as the strongest delivery operator in Massachusetts. Any capital raised will be used to begin scaling from Day 1.

What are the main challenges for this businesses?

The main challenges are all of the regulatory burdens. If it wasn't for the extreme requirements, we would've been operational months ago. We are at the mercy of bureaucrats with limited business experience, let alone cannabis experience.

Why are you raising capital and why is now a good time?

Delivered is one of the strongest positioned cannabis Delivery Operators in Massachusetts. With two strategically located warehouses and enough money in the bank to become operational, we are ready to begin delivering cannabis as soon as we get the OK from the State. But we figure, why start with a limited budget when we can instead launch with a bang? That is why we are raising capital, to solidify our position as the strongest delivery operator in Massachusetts. Any capital raised will be used to begin scaling from Day 1.

What are the main challenges for this businesses?

The main challenges are all of the regulatory burdens. If it wasn't for the extreme requirements, we would've been operational months ago. We are at the mercy of bureaucrats with limited business experience, let alone cannabis experience.

PRESS
How do you pivot a startup?

Jim Markus talks with Ruben Seyde, a cannabis entrepreneur, about his dynamic journey in this burgeoning industry. The show highlights how a frugal entrepreneur starts one business and deftly pivots into a more profitable direction. Find more about Ruben's company at DeliveredInc.co.

Cannabis Delivery: DELIVERED INC

Thinking about Cannabis Delivery? Listen to this: CEO Ruben Seyde & co-founder/co-CEO Jackson Mejia discuss their journey going through the process of obtaining a cannabis delivery license. If you're interested in having a cannabis business, or specifically a delivery one, this episode is a must to prepare yourself for whats to come. Their company, DELIVERED INC will be operating in the MA area (Worcester, Springfield, Amherst, etc...) and hopes to expand to more cities in the future.

#40 - Ruben Seyde (Co-Fundador de Delivered Inc) [Español]

El día de hoy platicaremos con Ruben Seyde, Ruben es el cofundador de Delivered Inc, una compañía basada en Boston, que se dedica a la distribución legal de Cannabis, siendo una de las pioneras en el mercado. Ruben nos cuenta su experiencia con Delivered Inc, desde cómo empezó la idea hasta como ha crecido en una compañía. También nos plática su experiencia como árbitro de futbol, haciendo lo que ama desde niño hasta hacerse de una carrera en juegos profesionales.

Delivered Inc. is granted a provisional cannabis delivery licens in Holyoke

HOLYOKE – Delivered Inc. has been given its provisional license by the Cannabis Control Commission (CCC) for a cannabis delivery service that would serve communities within a 10-mile radius of the city.

Action and Ambition: Recreational Cannabis Home Delivery

Show Action and Ambition, Ep Recreational Cannabis Home Delivery - 26 Jun 2022

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Pre-operating wages $18,000
Marketing $20,000
Miscellaneous expenses $8,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,027,164 $4,763,835 $9,051,287 $9,503,851 $9,788,967
Cost of Goods Sold $1,013,582 $2,381,917 $4,525,642 $4,751,923 $4,894,480
Gross Profit $1,013,582 $2,381,918 $4,525,645 $4,751,928 $4,894,487

EXPENSES

Rent $84,000 $86,100 $88,252 $90,458 $92,719
Utilities $25,000 $25,625 $26,265 $26,921 $27,594
Insurance $20,000 $20,500 $21,012 $21,537 $22,075
Property maintenance $20,000 $20,500 $21,012 $21,537 $22,075
Salary $180,000 $422,999 $803,698 $843,882 $869,198
Gas and wear and tear $128,000 $131,200 $134,480 $137,842 $141,288
Wages $100,000 $234,999 $446,498 $468,822 $482,886
Car payments $30,000 $70,499 $133,948 $140,645 $144,864
Payment processing $40,000 $93,999 $178,598 $187,527 $193,152
Operating Profit $386,582 $1,275,497 $2,671,882 $2,812,757 $2,898,636
This information is provided by Delivered, Inc. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends November 11th, 2022
Summary of Terms
Legal Business Name Delivered, Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 1.5%-3.2%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Historical milestones

Delivered, Inc was incorporated in May 2020 and has achieved the following milestones:

Financial Milestones

October 2021 - Facilitated the financing, purchase and sale of the Holyoke Warehouse, which became our first base of operations.

Closed first round of Friends & Family fundraising on October 26, 2021. A total of $120,000 was raised using a mix of debt and equity.

Raised additional $100,000 and $50,000 on March 1, and July 16, 2022, respectively. In total, we've raised $270,000. This figure does not include the contribution from our Real Estate Investor because he is not part of the company.

Licensing and Operations

Obtained rights to Holyoke warehouse to begin State (CCC) and municipal licensing process on June 30, 2021.

Submitted Part 1 (Pre-certification Application), the first step of the State licensing process, for the Delivery Operator license on July 1, 2021.

Signed our Host Community Agreement (HCA), the first step of the municipal licensing process, with the City of Holyoke on July 6, 2021.

Received Pre-Certification approval from CCC and submitted Part 2 (Provisional License Application) to the State on September 1, 2021.

Received Provisional License approval from the CCC on January 20, 2022; began Special Permit application with the City of Holyoke.

Submitted Special Permit application to the City of Holyoke on April 19, 2022.

Special Permit approved by the City of Holyoke on June 8, 2022.

Submitted Part 3, Architectural Review Request, to the CCC on July 25, 2022. We are still waiting to hear back from the CCC.

In addition to our Holyoke Warehouse, Delivered obtained a second warehouse in Clinton, MA on March 23, 2022. Since then, we:

Received our HCA from the Town of Clinton on June 1, 2022.

Because we already received our Pre-Certification approval from the CCC in our previous application, we were able to save months here and went straight to Part 2. Our Provisional License application for Clinton was submitted on July 5, 2022.

Special Permit was approved on August 2, 2022, eight months quicker than our experience in Holyoke.

Building permit approved by Clinton on August 30, 2022.

Because of how fast the licensing process is moving in Clinton compared to our experience in Holyoke, in addition to the demographics around Clinton, on August 2, 2022, we decided to focus our efforts on the Clinton Warehouse and paused all work at the Holyoke location until Clinton is up and running.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Delivered Inc forecasts the following milestones:

Expect to receive Provisional License and finish construction by mid September 2022

Expect to receive Certificate of Occupancy and finalize CCC licensing requirements by October 2022 and commence operations as soon as possible from there.

Achieve $150,000 profit by the end of the first year of operations

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Delivered Inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Delivered Inc operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Delivered Inc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Delivered Inc's core business or the inability to compete successfully against the with other competitors could negatively affect Delivered Inc's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Delivered Inc's management or vote on and/or influence any managerial decisions regarding Delivered Inc. Furthermore, if the founders or other key personnel of Delivered Inc were to leave Delivered Inc or become unable to work, Delivered Inc (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Delivered Inc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Delivered Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Delivered Inc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Delivered Inc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Delivered Inc

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Delivered Inc's financial performance or ability to continue to operate. In the event Delivered Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Delivered Inc nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Delivered Inc will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Delivered Inc is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Delivered Inc will carry some insurance, Delivered Inc may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Delivered Inc could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Delivered Inc's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Delivered Inc's management will coincide: you both want Delivered Inc to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Delivered Inc to act conservative to make sure they are best equipped to repay the Note obligations, while Delivered Inc might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Delivered Inc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Delivered Inc or management), which is responsible for monitoring Delivered Inc's compliance with the law. Delivered Inc will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Delivered Inc is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Delivered Inc fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Delivered Inc, and the revenue of Delivered Inc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Delivered Inc to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Delivered, Inc. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Delivered, Inc isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
FAQ